SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2012

List of Exhibits:

1.	News Release entitled, “CNH Global Receives Proposal from Fiat Industrial to Enter into Combination Transaction”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

May 30, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 (630) 887-3823
CNH Investor Relations	+1 (630) 887-3745

CNH Global Receives Proposal from Fiat Industrial to Enter into Combination Transaction

BURR RIDGE, IL – (May 30, 2012) – CNH Global N.V. (NYSE: CNH) announced today that its Board of Directors has received a proposal from Fiat Industrial S.p.A. regarding a combination transaction between Fiat Industrial S.p.A. and CNH. The proposal was set forth in a letter sent today by Sergio Marchionne, Chairman of Fiat Industrial S.p.A., to the Board of Directors of CNH. Fiat Industrial S.p.A. currently owns approximately 88% of CNH’s shares. The letter is available at: http://www.cnh.com/Investor/FIProposalMay2012.pdf.

The Board of Directors of CNH expects to evaluate the proposal through a committee of independent directors which would retain independent financial and legal advisors to assist it. The Board of Directors of CNH advises the company’s shareholders and others considering trading in its securities that it has not yet evaluated the proposal and there can be no assurance that the proposal will lead to any definitive offer, that any agreement will be reached or that any transaction will be consummated.

At this time, no action by the company’s shareholders is required. Further announcements will be made by the company when and as appropriate.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.